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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                          MUSICLAND STORES CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          MUSICLAND STORES CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

                             --------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    62758B109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             --------------------

                                 HEIDI M. HOARD
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          MUSICLAND STORES CORPORATION
                            10400 YELLOW CIRCLE DRIVE
                           MINNETONKA, MINNESOTA 55343
                                 (952) 931-8025
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                             --------------------

                                    COPY TO:

                                JAMES C. MELVILLE
                        KAPLAN, STRANGIS AND KAPLAN, P.A.
                             90 SOUTH SEVENTH STREET
                             5500 WELLS FARGO CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 375-1138

  /X / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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[LETTERHEAD]




FOR 7:00 A.M. CST RELEASE   CONTACT:

                            Lisa Svac Hawks (MEDIA)       Jim Nermyr (INVESTORS)
                            (612) 931-8325                (612) 931-8007
                            LHAWKS@MUSICLAND.COM          JNERMYR@MUSICLAND.COM



              MUSICLAND CONFIRMS AGREEMENT TO COMBINE WITH BEST BUY

MINNEAPOLIS, December 7, 2000 -- Musicland Stores Corporation (NYSE:MLG) today confirmed that it has signed an agreement to be acquired by Best Buy Co., Inc. (NYSE:BBY) under which Best Buy will make a tender offer at $12.55 per share for all of the outstanding shares of Musicland's common stock. It is expected that the tender offer will commence in late December and that the acquisition will be completed during the first calendar quarter of 2001. Formal tender offer documents will be sent to Musicland shareholders as the formal tender offer is commenced. Information regarding details of the offer, including the mechanics of tendering shares and receiving payment will be in the formal offer documents sent to shareholders.

"We are excited to be joining forces with the major premier consumer electronics provider in the country," said Jack W. Eugster, chairman and chief executive officer. "We feel this is a unique opportunity to grow with a company that not only is a good fit for our business but also shares our Minnesota heritage and passion for retail."

"We have generated three consecutive fiscal years of strong earnings growth yet have experienced a disappointing stock price," he added. "This transaction will provide a significant premium to our shareholders. In addition, potential for increased capital support should accelerate growth by providing our customers with new and exciting assortments of digital products and solutions. Our employees should benefit from the broader career opportunities the combined companies can offer."

Based in Minneapolis, Musicland Stores Corporation is the leading specialty retailer of home-entertainment software products in the United States. As of September 30, 2000, the company operated 1,331 retail stores in 49 states, Puerto Rico and the Virgin Islands under the names Sam Goody, Suncoast, Media Play and On Cue. In addition to its four store formats, Musicland also operates four commercial Web sites including: SamGoody.com http://www.SamGoody.com, Suncoast.com, MediaPlay.com and OnCue.com. For additional information on Musicland Stores Corporation, visit the company's corporate information Web site at http://www.musicland.com.

                                      # # #

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Forward-looking statements in this release may be impacted by certain important factors which could cause results to differ materially from those anticipated by the forward-looking statements. Such factors include the possibility that the transaction might not take place for reasons which could include the tender of an insufficient number of shares, failure to obtain regulatory approval, a mutual decision not to proceed or other risk factors inherent in a transaction of this kind. The Company does not undertake any obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      # # #


Musicland shareholders are advised to read the tender offer statement regarding the acquisition of Musicland referenced in this news release, which will be filed by Best Buy, Inc. and EN Acquisition Corp. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement which will be filed by Musicland with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all shareholders of Musicland at no expense to them. These documents also will be available at no charge at the Commission's Web site, www.sec.gov. This news release is neither an offer to purchase nor a solicitation of an offer to sell securities of Musicland. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

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